UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

Diligent Board Member Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	26-1189601
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

39 West 37 St. 8th Floor

New York, NY 10018

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (212) 741-8181

Copies to:

Wallace E. Brockhoff, Esq.

Lathrop & Gage L.C.

2345 Grand Boulevard, Suite 2800

Kansas City, Missouri 64108

816-292-2000 (telephone)

816-292-2001 (facsimile)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. You should assume that the information contained in this document is accurate as of the date of this Form 10 only.

As used in this Form 10, unless the context otherwise requires the terms “we,” “us,” “our,” “Diligent” and the “Company” refer to Diligent Board Member Services, Inc., a Delaware corporation, and its subsidiaries.

We have applied for trademarks for the names “Diligent” and “Boardbooks”. This document also contains trademarks and service marks of other companies.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information described in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other “forward-looking” information. Diligent Board Member Services, Inc., believes that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this Form 10 because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. Events in the future may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of future events could have a material adverse effect on our business, results of operations and financial position.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When our Registration Statement on Form 10 becomes effective, we will file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Our internet address is http://www.boardbooks.com. Upon the effectiveness of this registration statement with the SEC, we will make available through a link to the SEC’s web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports). To receive paper copies of our SEC materials, please contact us by mail addressed to Kiri Borg, Corporate Secretary, Diligent Board Member Services, Inc., 39 West 37 St. 8th Floor, New York, NY 10018, (212) 741-8181.

Item 1. Business

General Information

Our business address is 39 West 37 St. 8th Floor, New York, NY 10018, and our telephone number is 212-741-8181. Our website is http://www.boardbooks.com. The information contained in, or that can be accessed through, our website is not part of this registration statement.

History

Diligent Board Member Services, Inc. is a Delaware corporation that was incorporated on September 27, 2007, and commenced business on October 1, 2007, when our predecessor entity and sole stockholder at that time, Diligent Board Member Services, LLC (“DBMS LLC”), contributed substantially all of its assets and its “Boardbooks” business. Brian Henry, our Global Sales Director and one of our directors, co-founded DBMS LLC (previously known as Manhattan Creative Partners, LLC) in 1994, which developed complex database-driven software for large and small companies until 2003, when it shifted its focus to corporate governance service delivery software.

Company Overview

We develop and sell an online software application called Boardbooks, which is a web-based portal that directors and administrative staff use to compile, update and examine board materials prior to and during board meetings. Each of our clients enters into a service agreement whereby we agree to install and maintain the Boardbooks service.

The Boardbooks product features an on-screen interface that resembles a book and displays documents in single web-viewable pages, from a secure central database. The software is accessed through an internet browser and is a “point and click” system that gives directors the ability to navigate throughout the entire virtual book.

Until recently, our business focus was developing and testing the Boardbooks system, building a loyal core of blue chip customers to become champions of the product, and promoting product awareness through exposure in print media.

During the initial development phase we did not focus on revenue growth nor profitability, and over the past five years sales and marketing has been conducted by two-to three staff members, who have had to fit this role alongside their other responsibilities. The development phase ended in late 2007 and we have shifted our focus to commit substantial resources to the sales and marketing of our Boardbooks product. Despite our relative lack of focus on sales during the development phase, we currently provide the Boardbooks service to approximately 107 boards and 2,100 registered users.

Development Timeline

The paragraphs below provides general timeline of the development of the Boardbooks system:

•

The Boardbooks concept (1998-2001). We began developing components of the Boardbooks system starting in 1998. In early 2001, AIG SunAmerica Funds requested a solution to automate the management of its board meeting papers. With this request, the founders of our predecessor launched the Boardbooks concept. The AIG SunAmerica Funds instruction was simple: “Please help us build a web-based system to simplify and centralize the delivery of board materials. It must be totally secure. Most importantly, we need to keep it really simple and totally flexible.” AIG paid to have a working concept produced and, after testing the software, agreed to take a license of the commercial version.

•

Boardbooks Delivery and Development (2000-2003). The development process took nearly three years to create the first commercially viable version of Boardbooks. The founders of DBMS LLC made this investment foreseeing the end product could become an extremely valuable licensing opportunity for DBMS LLC.

•

Boardbooks Testing (2002-2004). With AIG SunAmerica Funds as an anchor client, DBMS LLC spent a year getting other major accounts to buy licenses in a market that had yet to deal with the implications of the Sarbanes Oxley Act. These clients had to be “seasoned” (a term we use to describe the time an account takes to become a “paying, satisfied Boardbooks client”) for years in many cases prior to them having the comfort to move their board materials on to our servers.

•

Building Credentials (2004-2006). After “seasoning” the anchor accounts we began establishing our own credentials. Our marketing group produced credential style marketing materials featuring the initial test license accounts.

•	Scaling (2006-2007). Before undertaking an international rollout of a large licensing sales force, we tested several key growth assumptions relating to scaling the Boardbooks service.
•

Roll-out (2007-2008). The roll-out of a sales force commenced in 2007. To date, our sales force has increased from two to 31 full time salespeople, many of whom are still in the education and training phase.

Recent Developments; New Zealand Offering

Acquisition of Boardbooks business.

On October 1, 2007, we entered into a Contribution Agreement with DBMS LLC, under which DBMS LLC contributed all of its assets relating to the Boardbooks business, including accounts receivables, fixed assets, and security deposits, as well as its capital lease obligations and customer advances, as a contribution to our capital. DBMS LLC retained certain Boardbooks liabilities, which DBMS LLC discharged using proceeds of a loan by us to DBMS LLC of approximately $6,800,000. This monies for this loan were part of the proceeds of the share offering described below under “New Zealand Offering.” See Item 7 “Certain Relationships and Related Transactions” for more information on our capitalization and this loan.

Acquisition of Diligent Board Member Services NZ Limited; Activities of UK Subsidiary.

Effective January 1, 2008, we acquired the stock of Diligent Board Member Services NZ Limited, for consideration of NZ$5,000 (approximately US$3,750), which provides software development services and support. Effective May 1, 2008, our United Kingdom subsidiary, Diligent Boardbooks Limited, became active and is engaged in European sales.

New Zealand offering.

On December 12, 2007, we completed a share offering of 24,000,000 common shares to members of the public in New Zealand, in conjunction with a listing of our stock on the New Zealand Stock Exchange. The net proceeds of the offering were approximately $16,371,180, which we are using to:

•	Recruit additional staff to grow our business, including more licensing sales people in North America, Europe and the Pacific Rim.
•	Invest in the operational infrastructure required to scale the business.
•	Provide working capital to sustain the operations of the business while we further build our revenue streams.
•

Loan approximately $6.8 million to DBMS LLC, to retire its existing debt obligations. The persons to whom those debt obligations are owed used approximately $3.2 million to subscribe for our shares in the public offering at the same price shares were offered to the public (NZ$1 per share).

•	Acquire the New Zealand software development business, Diligent Board Member Services NZ Limited.

Although it is intended that the proceeds from the offering be used for the purposes specified above, we are aware that we need to be flexible with our strategies, plans, targeted milestones, operations and affairs so that we can, quickly respond to change, such as changes in the software industry, our competitive environment and insights we gain regarding operations, costs and investment requirements as the business grows.

DBMS LLC “Warranty” of Annualized Fees.

In connection with the New Zealand offering, one of our stockholders, DBMS LLC, is warranting that our Annualized License Fees (defined below) as of December 31, 2008 will be no less than $10,800,000. Should it be below this level, DBMS LLC has agreed to forfeit certain of its shares according to a graduated share cancellation scheme. The net result of any share cancellations will be that DBMS LLC will lose the cancelled shares and that each share still outstanding will represent an increased percentage ownership of our total equity.

“Annualized License Fees” is a forward-looking measure, defined as the total fees required to be paid to us under all of our service contracts then in effect for the 12 months immediately following, and assuming that the contracts will remain in full force and effect and are fully paid without set-off or discount throughout the 12-month period.

DBMS LLC has delivered 14,000,000 of our shares to an escrow agent, pending determination of Annualized License Fees as of December 31, 2008. Should the level of Annualized License Fees as of December 31, 2008, be less than $10,800,000, a portion of those shares held in escrow will be delivered to us for cancellation. The total shares cancelled (if any) pursuant to the Annualized License Fees warranty will be equal to the product of:

(1) The total amount of shares in escrow (14,000,000)

x

(2) The difference between $10,800,000 and the Annualized License Fees as of December 31, 2008, with this result being divided by $10,800,000

x

(3) Five (as shares held in escrow represent approximately 1/5 of the total our shares held by DBMS LLC at the time of the IPO).

The maximum possible amount of shares cancelled pursuant to the Annualized License Fees warranty will be 14,000,000 shares. The escrow will end 30 days after we have made our preliminary market announcement to the New Zealand Stock Exchange of our results for the fiscal year ending December 31, 2008. As an aid to understanding this formula, the table below shows the number of shares that would be cancelled if the Annualized License Fees were less than $10,800,000 as of December 31, 2008.

Annualized License Fees	Shortfall from target	DBMS LLC shares cancelled

$10,800,000	-	-
10,260,000	5.0%	3,500,000
9,720,000	10.0%	7,000,000
9,180,000	15.0%	10,500,000
8,640,000	20.0%	14,000,000

Market Opportunity

The online board portal industry remains in its infancy with market penetration still relatively low. A 2006 survey conducted by the US Society of Corporate Secretaries & Governance Professionals indicated that less than 20 percent of companies use a board portal to communicate with directors. Of these 20 percent, less than five percent use an externally provided board portal product.

As we increase our sales force, we intend to market Boardbooks in the US, Canada, the United Kingdom, New Zealand and Australia before targeting Europe and Asia at a later stage.

Our client base is currently comprised of blue chip companies predominantly in the financial service sector. These entities have previously been prime targets because their board materials are crucial to effectively managing the corporate governance process. Public recognition by prominent publications has helped us become a leader in the provision of online board portal software in this sector. However, a vast opportunity for us remains in the global financial service sector. There are more than 61,000 mutual funds (of all sizes, although many of this number will be managed by the same manager) and more than 11,000 banks.

To provide further expansion opportunity, we are continuing consultations with major institutions with the intention of developing strategic partnerships. We intend to release a version of Boardbooks that will enable multilingual capabilities, which will allow us to consider marketing Boardbooks within non English-speaking countries.

Our Product Strengths

Established brand. We compete against several competitors within the board portal industry. Notably however, we have been under development since early 2001 while many of our competitors remain at a much earlier stage of development, from a product quality, user interface and brand reputation standpoint.

Ease of use. In an article published in The Wall Street Journal on October 23, 2006, the author commented that “The portal from Diligent Board Member Services may be the easiest to use. The Diligent layout looks like a paper book. A binding coil and divider tabs are drawn onto the screen and directors “flip” pages with the click of a mouse.” This “ease of use” has been one of the many key elements to Boardbooks' popularity among executives with little time to learn a new system.

Flexible online and offline viewing. Boardbooks may be viewed online via the Internet or offline on the user’s computer. The offline version of Boardbooks allows a user to download a secure encrypted database of their own corporation’s entire Boardbooks database. This allows meetings to be run off-site without an Internet connection. The same book-like interface is used to view offline as well as online. This system is secured through high-level security and encryption technology.

Additionally, when paper copies are requested, Boardbooks has a “Print Book” feature that allows directors to print the entire collated Boardbook complete with page numbers, agenda-related footers and more. This feature is controlled by the user, allowing a page, a tab or a whole book to be printed. This is a password-specific functionality controlled by the users.

Offline synchronization. The main distinction between Boardbooks and other systems is that Boardbooks maintains a single copy and does not download information that has already been downloaded, making synchronization an efficient and rapid process. Accordingly, there is no risk of having multiple copies or outdated documents floating on the computer desktop.

Regular upgrades. The Boardbooks software is regularly updated by our software development team. As online clients never have to download any patches or updates, they are not inconvenienced by the upgrades to the Boardbooks software.

Application security. We designed a powerful and secure triple redundant network to promote absolute protection and availability of client data. Primaries, secondaries and fail-over servers and systems are located in geographically diverse locations for application and data delivery security. An automated intrusion detection system blocks malicious activity and reverse proxy authentication provides another barrier of protection for sensitive data. For complete security, each individual Boardbooks user has a distinct user name and password that is required to access the Boardbooks site. All data is encrypted.

We are SAS 70 – Series II Certified (Statement on Auditing Standards – Service Organizations). This means our licensed client base can be assured that their most intimate corporate information is secure. Our database has never been successfully hacked.

Global support. We serve the highest level officers of some of the largest companies in the world. To assist with completely meeting the expectations of these directors and their key employees, we have more than 80 staff and contractors in four countries. Our support team is trained to work with its high-level clients to solve any problem a user might encounter. This high level of support is a core competency that has helped to ensure successful implementation for approximately 107 boards and 2,100 registered users to date, while keeping client attrition rates to less than five percent per year.

Full management and implementation team. We provide personalized and high quality account management and implementation to our clients. Each client has a dedicated team that includes an assigned day-to-day account manager, an assigned security engineer and an assigned executive.

Rapid, cost effective deployment. Boardbooks can be rapidly deployed for use within an organization. Once a company chooses to use Boardbooks, it can begin to use it almost immediately with insignificant costs of implementation. Director training typically takes less than 45 minutes and full product administration training less than 10 hours. We consider this a very important distinguishing factor relative to key competitors whose systems can take up to a full year to implement.

Business Model

We use the Software-as-a-Service (“SaaS”) model to distribute our Boardbooks software to the market and maintain the security and integrity of our clients’ data. Under this model, we license customer access to our Boardbook product, which is hosted on our secure servers, and offer a complete suite of related services including training, support, data migration and data security/backup.

The SaaS model is characterized by a company providing on-demand access to its complex software through a web-based interface in return for subscription-based revenue. The SaaS industry has undergone significant growth over the past five years, spurred on by several factors:

•	SaaS providers can cost-effectively share one application across hundreds or thousands of companies;
•	Clients can accelerate the deployment process and eliminate additional infrastructure costs;
•	A continuing decline in the cost of bandwidth has meant web-based solutions have become more viable;
•

Lower cost of implementation. Clients do not pay exorbitant sums for a product with a long development and implementation timeframe with no guarantee of success. Instead, clients pay an almost nominal installation fee, a recurring subscription fee, can begin to use the fully developed product immediately and retain the ability to cancel at any time;

•

The success of on-demand services in the consumer market. For instance Google, iTunes and YouTube have made accessing content and services commonplace in professionals’ personal lives. Professionals are now demanding similar features in business software; and

•	The success of early leaders such as WebEx and salesforce.com has demonstrated the viability and value proposition of the SaaS model.

Central characteristics of implementing the SaaS model include the:

•	Ability to obtain rapid growth in market share and revenue over a sustained period of time;
•	Highly scalable operations that can support sales growth with much lower increases in operating costs;
•	Significant up-front investment in sales and marketing in order to maximize the market penetration;
•	Negative earnings over the expansion period offset by equity capital; and
•	After a period of intense competition, typically one or two companies emerge as the market leaders.

Typically, following an initial capital raising that finances accelerated investment in marketing, there is exceptionally rapid growth in sales that continues for a number of years (“Stage One”). Three to five years following the initial capital injection, the accelerated expansion in sales may steady somewhat (“Stage Two”). Growth may continue to be very strong for many years however, being limited primarily by competition and by market size (which is often, as is the case for us, of a global scale). Throughout Stage Two profitability continues to be subordinate to both revenue growth and market penetration.

Stage One revenue multiples are generally much higher than their Stage Two counterparts, reflecting the anticipated accelerated growth in revenues associated with the significant increased investment in marketing.

We are at the beginning of Stage One in our growth cycle and can be expected to remain so for a number of years. Because of the strengths of the Boardbooks product and the high quality of the existing client base, we believe our business risk is lower than is typical for a Stage One company. Our position is further strengthened by the fact that, as the vast majority of companies worldwide are not currently using an electronic board materials management system at all, there is no existing software system to displace. While in some cases there are competing electronic board materials management systems, in most cases our main competition is a paper based system, which we believe is a far inferior and more costly approach.

Marketing; Growth Strategy

We believe that building a successful sales and marketing team to present to and serve the boards of the world’s major corporations is a significant undertaking. Staff must have a deep understanding of corporate governance issues while also being able to interact credibly with the board members and senior executives of major US and international corporations. To achieve this, sales staff undergo an intensive six months training. Having completed their training they are expected to sell an average of one Boardbooks license per month.

For 2007 the average number of trained and active sales and marketing staff was between three and four full time equivalents (“FTEs”). We intend to continue to recruit and train additional sales staff.

Intellectual Property

As disclosed above, we acquired all Boardbooks-related intellectual property from our predecessor and one of our stockholders, DBMS LLC, as of October 1, 2007. We have protected our unique graphical user interface by copyright to the fullest extent possible by law and have applied and have in process multiple patent applications to protect key or unique aspects of the new software. We will continue to take steps to protect our intellectual property.

All software developed by us is protected by copyright and has been developed entirely by our employees. Employees and any contractors do not have any rights to the application source code, design, user interface or any other aspect of the application and this is protected by copyright and by provisions in our employment contracts.

Clients do not have any rights to the application source code, and generally do not have any visibility of the source code. We make occasional exceptions to allow clients to perform due diligence security audits, which are protected by non-disclosure/non-use agreements. Client rights to the application are defined and protected by the client license agreement.

Customers and Certain Contracts

Our client base is currently comprised of large companies predominantly in the financial service sector. Our customers currently include AIG Sun America Funds, Allianz Global Investors, New York Life Investment Management and Motorola. We have implemented the Boardbooks system for approximately 107 boards and 2,100 registered users, and our attrition rates have been less than five percent per year.

Research and Development

Our research and development efforts are focused on improving and enhancing our Boardbooks system. We spent approximately $536,840 in 2006 and $1,195,482 in 2007 on research and development. None of these costs were borne directly by our customers.

Competition

We are subject to significant competition that could impact our ability to gain market share, win business and increase the price pressure on our products. We face strong competition from a wide variety of firms, including large firms as well as small businesses. Some of our primary direct competitors are the following:

•	Thomson Reuters, headquartered in New York, which provides a board portal service through a product called Thomson BoardLink;
•	BoardVantage, Inc., located in California, which provides a product called BoardVantage Board Portal;
•	Directors Desk, located in New York and Washington, which provides a product called Directors Desk; and
•	SAI Global Limited, which recently acquired 80-20 Software Inc., a Melbourne-based service provider with a product called Leaders4.

We believe the principal factors that generally determine a company’s competitive advantage in the market in which Boardbooks competes is:

•	software development capabilities;
•	functionality and reliability of products and services;
•	competitive sales and marketing capabilities;
•	proven testing record of software products and services; and
•	market share.

We believe that we compete favorably regarding each of these factors.

Regulation

Our business is not subject to any industry-specific regulation that affects our business as currently conducted, although we are subject to general tax, corporate, securities, employment, privacy and other laws and regulations that affect businesses generally. We are a beneficiary of the push to improve corporate governance and oversight stimulated by the Sarbanes-Oxley Act of 2002, which we believe has increased demand for our Boardbooks product.

Environmental matters

We do not believe that the costs and effects of compliance with environmental laws will be material to our business.

Employees

As of April 29, 2008, we had approximately 66 full-time employees. 37 of these individuals are located in our New York, New York and Montville, New Jersey offices. The remaining employees are located predominantly in our Christchurch, New Zealand office, which provides software and help desk support for several large corporations, as well as providing the software development of the Boardbooks product.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this registration statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We develop and sell an online software application called Boardbooks, which is a web-based portal that directors and administrative staff use to compile, update and examine board materials prior to and during board meetings. Each of our clients enters into a service agreement whereby we agree to install and maintain the Boardbooks service.

The Boardbooks product features an on-screen interface that resembles a book and displays documents in single web-viewable pages, from a secure central database. The software is accessed through an internet browser and is a “point and click” system that gives directors the ability to navigate throughout the entire virtual book.

Until recently, our business focus was developing and testing the Boardbooks system, building a loyal core of blue chip customers to become champions of the product, and promoting product awareness through exposure in print media.

During the initial development phase we did not focus on revenue growth nor profitability, and over the past five years sales and marketing has been conducted by two-to three staff members, who have had to fit this role alongside their other responsibilities. Despite our relative lack of focus on sales during the development phase, we currently provide the Boardbooks service to approximately 107 boards and 2,100 registered users.

The development phase has ended and we have shifted our focus to commit substantial resources to the sales and marketing of our Boardbooks product.

We believe that building a successful sales and marketing team to present to and serve the boards of the world’s major corporations is a significant undertaking. Staff must have a deep understanding of corporate governance issues while also being able to interact credibly with the board members and senior executives of major US and international corporations. To achieve this, sales staff undergo an intensive six months training. Having completed their training they are expected to sell an average of one Boardbooks license per month.

Sources of Revenues

We derive our revenues from installation and license fees for our Boardbooks software. We have no other significant sources of revenues at this time.

Cost of Revenues and Operating Expenses

Cost of Sales. Cost of sales consists of commissions and expenses related to account management, customer support and IT hosting. These costs are charged to expense when they are complete. We allocate overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and office supplies based on personnel assigned to the job. As a result, indirect overhead expenses are included in cost of revenues and each operating expense category.

Sales and Marketing. Expenses related to sales and marketing consist primarily of salary compensation for our sales and marketing personnel. As our revenues increase, we plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel in order to add new customers and increase sales to our existing customers. We also plan to expand our marketing activities in order to build brand awareness and generate additional leads for our growing sales personnel.

Research and Development. Research and development expenses are incurred as we perform upgrades on maintenance on our software, as well as the development of new products and processes. Such expenses typically include compensation and employee benefits of engineering and testing personnel, materials, travel and costs associated with design and required testing procedures associated with our product line. Research and development costs are charged to expense as incurred.

General and Administrative. General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative, legal, professional fees, other corporate expenses and allocated overhead.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue and Cost Recognition. We recognize revenue in accordance with the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Board (SAB) No. 104, “Revenue Recognition”, which states that revenue is realized and earned when all of the following criteria are met: (a) persuasive evidence of the arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable and (d) collectability is reasonably assured. Under this provision, revenue from installations is recognized upon completion of the installation. Revenue from the provision of Boardbooks licenses is recognized as accrued over the period for which the license is provided.

Stock-Based Compensation. Stock based compensation consists of stock issued to employees and contractors for services rendered. We accounted for the stock issued using the estimated current market price per share at the date of issuance. Such cost was recorded as compensation in our statement of operations at the date of issuance.

We have recently adopted our 2007 Stock Option and Incentive Plan pursuant to which we intend to issue stock-based compensation from time to time, in the form of stock, stock options and other equity based awards. Our policy for accounting for such compensation in the form of stock options is as follows:

We have adopted the provisions of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (SFAS No. 123R). In accordance with SFAS No. 123R, we will use the Black-Scholes option pricing model to measure the fair value of our option awards granted after June 15, 2005. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. In 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 (SAB No. 107) which provides supplemental implementation guidance for SFAS No. 123R.

Because we will have only recently become a public entity and there are no assurances that our common stock will trade or be quoted on any established trading market, we will have a limited trading history, if any. The expected term of an award is based on the “simplified” method allowed by SAB No. 107, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate will be based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. We have not paid and do not anticipate paying a dividend in the foreseeable future and accordingly, use an expected dividend yield of zero. Changes in these assumptions can affect the estimated fair value of options granted and the related compensation expense which may significantly impact our results of operations in future periods.

Stock-based compensation expense recognized will be based on the estimated portion of the awards that are expected to vest. We will apply estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors. No stock-based compensation in the form of stock options or amounts associated with unrecognized compensation cost relating to nonvested stock-based compensation was recognized in 2006. We recognized $1,782,219 in stock compensation expense as of December 31, 2007.

Comparisons of the years ended December 31, 2007 and 2006

NOTE: This filing does not include audited financial statements of DBMS LLC, our predecessor, for 2006 and 2007 or for our three months ended December 31, 2007. We intend to file such financial statements, and the relevant portions of the Management Discussion and Analysis, as soon they become available, which is anticipated to be late May 2008.

Liquidity and Capital Resources

As of December 31, 2007, our principal sources of liquidity were cash and cash equivalents totaling approximately $13.7 million and accounts receivable of approximately $0.3 million. The primary source of our liquidity during 2007 has come from operations and the proceeds of securities offerings, primarily our New Zealand public offering completed in December 2007.

As of December 31, 2006, our principal sources of liquidity were cash and cash equivalents totaling approximately $8,506 and accounts receivable of approximately $69,395. The primary source of our liquidity and capital resources has come from operations and proceeds from private offerings by DBMS LLC in 2006.

At this time, we believe that our current cash, cash equivalents and short-term investments together with our expected cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

It is possible, however, that implementation of our growth strategy could result in additional business requiring us to expand our operations. These resource requirements could necessitate additional funding beyond our operating cash flow and available credit. In such event, there can be no assurances that any outside funding will be available to us or, if available, on reasonably acceptance terms.

Cash Flows from Operating Activities; Net Cash Used In Investing Activities; Net Cash Provided by Financing Activities. NOTE: This filing does not include audited financial statements of DBMS LLC, our predecessor, for 2006 and 2007 or for our three months ended

December 31, 2007. We intend to file such financial statements, and the relevant portions of the Management Discussion and Analysis, as soon they become available, which is anticipated to be late May 2008.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

Interest income and expense are sensitive to changes in the general level of U.S. interest rates. We are exposed to risks associated with such changes affecting the return on our cash and cash equivalents. However, based on the nature and current level of our investments, which are primarily cash and cash equivalents, short-term investments and debt obligations, we believe that there is no material risk of exposure.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Item 3. Properties

Our headquarters are located at 39 West 37 St. 8th Floor, New York, NY 10018, where our primary executive, sales and administrative offices are located. We also have an ancillary executive, sales and administrative office located at 115 Horseneck Rd, Suite 3, Montville, NJ 07045, as well as sales offices in Australia, Canada, England and New Zealand. We also have an office at 69 Cambridge Terrace, 4th Floor, Christchurch, New Zealand, where our software development takes place. We lease all of these properties and do not own any real property.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations, although we intend to open additional sales offices as our geographic sales footprint warrants.

We believe that our facilities are adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table provides information concerning beneficial ownership of our common stock (based on 104,000,000 shares of common stock outstanding) as of March 11, 2008, by:

•	Each person who is known to us to be the beneficial owner of 5% or more of our common stock;
•	Each of our directors;

•	Each of our named executive officers; and
•	All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power or investment power with respect to the securities held. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership representing less than one percent is denoted with an asterisk (“*”).

Unless otherwise indicated, the principal address of each of the persons below is c/o Diligent Board Member Services, Inc., 39 West 37 St. 8th Floor, New York, NY 10018.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of OutstandingShares
Officers and Directors
Brian Henry, Director, Global Sales Director(2)(5)	17,379,748	16.71%
Sharon Daniels, Director, CMO (3)(5)	15,992,427	15.38%
Alessandro Sodi, Director, CEO, President (5)	5,318,051	5.11%
Kevin Lawler, Director, CFO (NZ)	350,000	*
Peter Huljich, Director (4)	3,906,884	3.76%
Edward Charlton, Director	50,000	*
Rick Bettle, Director	50,000	*
Mark Russell, Director	50,000	*
Guy Saxton, Director	50,000	*
5% Security Holders
Diligent Board Member Services, LLC (5)	28,500,000	27.4%
Carroll Capital Holdings, LLC (5)	15,574,149	14.9%
Corcoran Consulting, LLC (6)	5,702,049	5.5%

All directors and officers as a group (9 persons)	39,240,226	37.7%

(1) Includes (a) stock held in joint tenancy, (b) stock owned as tenants in common, (c) stock owned or held by spouse or other members of the nominee's household, and (d) stock in which the nominee either has or shares voting and/or investment power, even though the nominee disclaims any beneficial interest in such stock.

(2) Includes (i) 16,458,834 shares beneficially owned jointly by the Brian Henry Living Trust, Brian Henry trustee, and the Kiri Borg Living Trust, Kiri Borg trustee, (ii) 854,247 shares beneficially owned by the Borg Henry Family Grandchildren’s Trust, of which Kiri Borg is trustee and (iii) 66,667 shares beneficially owned by the Clifton Trust, of which Brian Henry is trustee.

(3) Includes (i) 8,001,321 shares beneficially owned by Sharon Daniels and (ii) 7,991,107 shares of common stock beneficially owned by Sharon Daniels through S.K. Daniels Holdings, Inc.

(4) Includes (i) 50,000 shares held of record by Peter Huljich and (ii) 3,856,884 shares beneficially owned through the PRH Trust, of which Mr. Huljich is the trustee.

(5) Diligent Board Member Services, LLC’s principal address is 39 West 37 St. 8th Floor, New York, NY 10018. The direct and indirect members of DBMS LLC include the Brian Henry Living Trust, the Kiri Borg Living Trust, the Borg Henry Family Grandchildren’s Trust, Sharon Daniels, S.K. Daniels Holdings, Inc., Corcoran Consulting, LLC, Carroll Capital Holdings, LLC and Alessandro Sodi, and the shares held by such members are included in their totals listed above to the extent of their pecuniary interest therein. 14,000,000 shares held by DBMS LLC are subject to an Escrow Agreement to secure the revenue warranty for 2008 and also secure the $6,800,000 promissory note. See “DBMS LLC Warranty of Annualized Fees.” 13,500,000 shares held by DBMS LLC are pledged to us to secure its $6,800,000 promissory note payable to us. See “Certain Relationships and Related Transactions.”

(6) Carroll Capital Holdings, LLC’s principal address is 94 Long Pond Road, Hewitt, New Jersey 07421.

(7) Corcoran Consulting, LLC’s principal address is 11500 North Lake Drive, Cincinnati, Ohio 45249.

We are not aware of any arrangements involving our stockholders the operation of which would result in a change of control.

Item 5. Directors and Executive Officers

The directors, executive officers and certain significant employees of Diligent are set forth below. None of such persons has been involved in any legal proceeding enumerated in Securities and Exchange Commission Regulation S-K, Item 401, within the time periods described in that regulation.

Executive Officers, Directors and Certain Significant Employees

The following table contains information with respect to our directors, executive officers and significant employees. None of these persons have an arrangement or understanding with another person pursuant to which he was elected as a director, executive officer or other significant employee, respectively. Except for (i) Brian Henry and Kiri Borg, who are spouses, and (ii) Sharon Daniels, who is the niece of Don Meisner and former spouse of Marc Daniels, no family relationships exist among these persons. All have been in their respective capacity as described in their biographies below.

Name	Age	Position

Alessandro Sodi	48	Chief Executive Officer, President and Director
Brian Henry	49	Global Sales Director and Director

Sharon Daniels	45	Chief Marketing Officer and Director
Kevin Lawler	58	Chief Financial Officer, New Zealand and Director
Marc Daniels	50	Chief Operating Officer
Don Meisner	53	Chief Financial Officer, USA
Edward Charlton	59	Chairman and Director
Rick Bettle	61	Director
Peter Huljich	31	Director
Mark Russell	51	Director
Guy Saxton	42	Director

Alessandro Sodi serves as a director and as our Chief Executive Officer and President. Mr. Sodi served as an officer of our predecessor entity and largest shareholder, Diligent Board Member Services, LLC. He was the Executive Vice President of that entity (then known as Manhattan Creative Partners) from 1998 until 2003 when he was appointed President. From 2001 to 2003 he led the development of the Boardbooks system and was responsible for building and maintaining the pivotal relationship with the board of directors of AIG SunAmerica Funds—our first customer. Today, Mr. Sodi is responsible for ensuring that our future expansion and software development are consistent with our growth strategy as well as with the needs of our global client base.

Brian Henry serves as a director and as our Global Sales Director. Before our founding, Mr. Henry was the Chief Executive Officer of our predecessor entity and largest stockholder, Diligent Board Member Services, LLC (previously known as Manhattan Creative Partners, LLC (“MCP”)), which he co-founded in 1994. Until it shifted its focus in 2003 to corporate governance service delivery, MCP was a consulting firm specializing in software development and the Internet. MCP became known as a highly capable software development firm, and developed complex database-driven software for several large companies, including Fortune 500 and significant financial services firms and hedge funds. By virtue of his experience with MCP and otherwise, Mr. Henry has significant experience in international business and has been involved with the Internet since its commercial inception. Mr. Henry is married to Kiri Borg.

Sharon Daniels serves as a director and as our Chief Marketing Officer. Ms. Daniels is a co-founder of Diligent Board Member Services, LLC, and has been responsible for creating and maintaining the Diligent global brand and its market position as well as the Diligent Boardbooks graphical user interface. Ms. Daniels has over 20 years experience in branding and strategic business development. She has extensive international experience with technology and financial service companies, and has consulted to companies such as AIG, ConAgra and Flextronics. From 1996 to 2003, Ms. Daniels was Managing Director of Manhattan Creative Strategies. Prior to that, Ms. Daniels was a Vice President at the USA-based company PaperDirect, Inc. where she was instrumental in growing sales from $5 million to $120 million within a three year period, which ultimately led to the sale of PaperDirect to Deluxe Corporation for $100 million. Ms. Daniels is the niece of Don Meisner, former spouse of Marc Daniels and sister-in-law of Bryan Zwahlen.

Kevin Lawler is a director and our New Zealand-based Chief Financial Officer. Mr. Lawler has over 25 years of experience operating as a Senior Finance Executive. Prior to joining in 2004, he served as Senior Vice President - Finance of General Cable NZ, a subsidiary of the US based company. Through his work at General Cable and otherwise, he has extensive experience with international reporting, managing global cash and maintaining key business relationships. In addition, he was a key developer of strategies and was responsible for leading implementation teams for the purchase of New Zealand and offshore businesses. Mr. Lawler resides in Christchurch, New Zealand, and manages the New Zealand Exchange reporting and compliance responsibilities with the New Zealand resident directors.

Marc Daniels serves as our Chief Operating Officer. Prior to joining our predecessor entity and largest shareholder, Diligent Board Member Services, LLC in 2003, Mr. Daniels served as the COO of Flextronics Test. Between 1997 and 2001, Mr. Daniels was instrumental in developing UGO.com, a leading destination website. In the early 90’s Marc Daniels was responsible for the formation of PrePRESS Direct where he drove sales to $75 million by using an outbound telemarketing staff coupled with regional sales directors and international distribution. In addition to his successful track record managing large established companies, Mr. Daniels has had success growing new businesses - in 1979 he founded CDA Computer Sales, one of the first computer mail-order companies in the U.S., which accomplished sales in excess of $20 million in less than 5 years. Mr. Daniels is the former spouse of Sharon Daniels.

Don Meisner is our US-based Chief Financial Officer. Mr. Meisner has a broad range of business experience including accounting, forecasting, budgeting, business analysis and systems implementation, with a particular emphasis on corporate compliance and financial reporting. He has been involved in facilitating sales growth for both private and public companies, and he offers strategic, analytical, managerial and leadership skills. Prior to joining us in 2007, Mr. Meisner was Controller of the Lebermuth Company, Inc. where he oversaw all aspects of accounting, as well as legal and insurance issues. Mr. Meisner is the uncle of Sharon Daniels.

Edward Charlton serves as the Chairman of our board of directors. After qualifying as a solicitor of the Supreme Court in the United Kingdom, Mr. Charlton turned to international banking where he has held a wide range of executive positions in the banking industry for over 30 years. He joined Hambros Bank in the City of London in the 1970s, became a Director of Banque Paribas in London in 1980, and was appointed CEO of Banque Internationale à Luxembourg in London in 1988 before becoming a Special Advisor to the Dexia Group when it took over the bank more than a decade later. Since 2005 he has been a Director of HSBC Private Bank (UK) Ltd. He has held a number of Directorships over the years and now holds Non-Executive Directorships with The Absolute Fund Ltd, The Absolute Focus Fund Ltd, Brandco Management Ltd, Line 7 (Europe) Ltd and Ocean Sport Management Ltd.

Rick Bettle serves as a member of our board of directors. Mr. Bettle is an Accredited Fellow and Immediate Past President of the New Zealand Institute of Directors. He is also a Graduate Fellow of the Australian Institute of Company Directors. Mr. Bettle is currently Chairman of the Civil Aviation Authority of New Zealand, Dominion Finance Ltd., and ATTTO Ltd, and a Director of Southport Ltd, Goodman NZ, Revera Ltd and Synergy International Ltd. He previously Chaired the New Zealand Totalisator Agency Board for over eight years. He has also previously Chaired The Racing Industry Board, NZ Lamb Co., Capital Coast Health and Wrightson Finance. Mr. Bettle was Managing Director of Wrightson from 1987 to 1991 and

CEO of Alliance Group from 1991 to 1995. From 1995 to 1998 he was head of the law firm Kensington Swan.

Peter Huljich serves as a member of our board of directors. Mr. Huljich is Managing Director and Chief Investment Officer of Huljich Wealth Management, an independent, specialist funds management company based in Auckland, New Zealand. He has over ten years of investment experience since joining the privately-held Huljich Group, which was created from the sale of Best Corporation to Danone Group in 1995. Mr. Huljich also has an extensive background in, and familiarity with, the securities industry and Australian financial markets, which provides a valuable contribution to our Board. Mr. Huljich is currently a Non Executive Director of New Zealand Finance Holdings Limited.

Mark Russell serves as a member of our board of directors. Mr. Russell is a senior commercial partner of the New Zealand law firm Buddle Findlay, acting for a wide range of public and private companies and has extensive experience in corporate finance and structuring, and banking and insolvency. He acts for a number of companies listed on NZX and NZAX, with particular emphasis on Listing Rules, compliance advice, initial listing and IPOs. He gives banking and securities advice to New Zealand and overseas banks and overseas law firms, and he also provides advice to trustee companies and issuers on public securities issues and managed funds. He is ranked as a leading individual in banking and finance in Asia Pacific Legal 500 2006/2007. Mr. Russell is also a Director of Landpower Holdings Limited.

Guy Saxton serves as a member of our board of directors. Mr. Saxton is CEO of First London Securities, an FSA-regulated investment firm based in the USA and the UK. He currently holds Non-Executive Directorships with Countermine Plc, Eco-City Plc, Kleenair Plc, Kormet Limited and Pristec Plc. He was previously CEO at Angelbourse Private Equity, part of the Concensus Group of companies. Mr. Saxton started his career with AXA in 1988 and joined Fidelity Brokerage Services in 1994 where he was International Sales Director. He followed this by becoming UK Executive Director of DFD Capital (Guernsey) in 1998. Mr. Saxton is a member of The Guild of International Bankers.

Board of Directors

•

Our business and affairs are managed under the direction of our board of directors. The board is currently comprised of nine directors, five of which are independent. Our bylaws (and in some cases, the New Zealand Stock Exchange listing rules) provide that:

•	We must have a minimum of five directors and a maximum of eleven directors, with at least two directors ordinarily resident in New Zealand and at least three independent directors;
•	Certain time limits apply for nominating directors;
•	Any person appointed as a director to fill a casual vacancy must retire from office at the next annual meeting but will be eligible for re-election;

•	All directors will be subject to removal from office by ordinary resolution of our stockholders;
•	All directors are subject to re-election annually;
•	A director who has a personal interest in any matter may not vote on a board resolution in respect of that matter;
•	The board’s power to authorize payment of remuneration by us to a director in his or her capacity as a director is subject to prior approval by ordinary resolution of our stockholders; and
•	We must maintain an Audit Committee.

The board meets regularly to direct management and will include sessions to consider the strategic direction and to review progress on our published projections and business plans. The specific responsibilities of the Board include:

•	Working with management to set our strategic direction;
•	Monitoring and working with management to direct our business and financial performance;
•	Monitoring compliance and risk management;
•	Selection of a CEO and, where applicable, other executive officers;
•	Establishing and ensuring implementation of succession plans for senior management; and
•	Ensuring that effective disclosure policies and procedures are adopted.

The Board intends to develop a Board Code of Conduct and a process for measuring Board performance.

Board Committees

The Board has two formally constituted committees of directors. These committees review and analyze policies and strategies, usually developed by management, which are within their terms of reference. The committees examine proposals and, where appropriate, make recommendations to the Board. Committees do not take action or make decisions on behalf of the Board unless specifically authorized to do so by the Board.

Audit and Compliance Committee. The Audit and Compliance Committee will be responsible for overseeing our risk management (including treasury and financing policies), treasury, insurance, accounting and audit activities, and reviewing the adequacy and effectiveness of internal controls, meeting with and reviewing the performance of external auditors, reviewing the consolidated financial statements, and making recommendations on financial and accounting policies. The members of the Audit and Compliance Committee are Rick Bettle (Chairman), Peter Huljich and Mark Russell.

Remuneration Committee. The Remuneration Committee is responsible for overseeing management succession planning, establishing employee incentive schemes, reviewing and approving the compensation arrangements for the executive Directors and senior management, and recommending to the Board the remuneration of Directors. The members of the Remuneration Committee are Edward Charlton (Chairman), Guy Saxton and Mark Russell.

Item 6. Executive Compensation.

The table below summarizes information concerning compensation for the period ending December 31, 2007, of those persons who were at December 31, 2007: (i) our Chief Executive Officer and (ii) our two other most highly compensated executive officers. We refer to these officers as our named executive officers.

SUMMARY COMPENSATION TABLE

THREE MONTHS ENDED DECEMBER 31, 2007

Name and Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(2)	All other compensation ($)	Total ($)
Alex Sodi Chief Executive Officer (PEO)	2007	66,000	-	-	-	-	66,000

Brian Henry Global Sales Director	2007	82,500	-	-	-	-	82,500

Sharon Daniels Chief Marketing Officer	2007	66,000	-	-	-	-	66,000

(1) Mr. Henry served as Chief Executive Officer until December 12, 2007, when he was appointed Global Sales Director. Mr. Sodi was appointed Chief Executive Officer on December 12, 2007.

(2) The amounts shown (if any) represent the compensation expense we recognized in 2007 related to stock and option awards in accordance with Financial Accounting Standards No. 123R.

Equity incentives granted to our executives are currently limited to stock options and restricted stock awards. Our executives do not participate in any other long- or short-term incentive plans.

We are currently authorized to issue equity awards under our 2007 Stock Option and Incentive Plan. Awards under our 2007 Plan may be in the form of incentive stock options, non-qualified stock options and restricted stock awards.

DIRECTOR COMPENSATION

THREE MONTHS ENDED DECEMBER 31, 2007

The following table provides each element of compensation paid or granted to each director who is not also a named executive officer, for service rendered during the period ended December 31, 2007.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Option awards ($)	All other compensation ($)(3)	Total ($)
Edward Charlton	13,689	34,500	-	-	48,189
Rick Bettle	12,148	34,500	-	-	46,648
Peter Huljich	12,148	34,500	-	-	46,648
Kevin Lawler	-	241,500	-	30,750	272,250
Mark Russell	12,148	34,500	-	169,236	215,884
Guy Saxton	11,626	34,500	-	-	46,126

(1) The amounts shown represent fees in U.S. dollars. Mr. Charlton was paid in pounds, Mr. Saxton in Euros and Messrs. Bettle, Huljich, Lawler and Russell in New Zealand dollars.

(2) The amounts shown represent the compensation cost we recognized in 2007 in accordance with FAS 123R. For a discussion of the valuation assumptions used, see the notes to the Company's 2007 audited financial statements attached to this Form 10. On December 12, 2007, we awarded 50,000 shares at $0.69 per share to each of Messrs. Charlton, Bettle, Huljich, Russell and Saxton; and 350,000 shares at $0.69 per share to Mr. Lawler. Shares were awarded under the 2007 Stock Option and Incentive Plan (the “Plan”).

(3) Includes salary compensation for the three months ended December 31, 2007 for Mr. Lawler and payment of legal fees by us for services rendered to Buddle Findlay, of which Mr. Russell is a partner.

The aggregate directors’ fees for our five independent directors are currently fixed at a total of approximately $320,000 per year. We do not intend to pay directors’ fees to the executive directors in the foreseeable future. The directors are also entitled to be paid for all reasonable travel, accommodation and other expenses incurred by them in connection with their attendance at board or shareholder meetings, or otherwise in connection with our business.

Item 7. Certain Relationships and Related Transactions.

Other than the transactions described under the heading “Executive Compensation” (or with respect to which information is omitted in accordance with SEC regulations) and the transactions described below, since January 1, 2006, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $100,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Contribution Agreement. On October 1, 2007, we entered into a Contribution Agreement with our largest stockholder, Diligent Board Member Services, LLC (“DBMS LLC”), under which DBMS LLC contributed all of its assets relating to the Boardbooks business, including accounts receivables, fixed assets, and security deposits, as well as its capital lease obligations and customer advances, as a contribution to our capital.

Loan to DBMS LLC. In connection with the contribution of assets relating to Boardbooks, our largest shareholder, DBMS LLC, retained certain liabilities relating to the Boardbooks business, many of which were debts owed to affiliates. To discharge those liabilities, we loaned approximately $6,800,000 to DBMS LLC from the proceeds of the New Zealand offering. The terms of this loan are as follows:

•	The interest rate is five percent per annum;
•

DBMS LLC has pledged 13,500,000 of our shares as security for the loan along with a subordinate pledge of 14,000,000 shares held under the Shareholder Restriction Deed, which is attached as an exhibit to this Form 10;

•	The principal amount of the loan is repayable after three years; and
•	Interest will be paid quarterly, but will be capitalized for the first four quarters.

Purchase of shares in New Zealand offering by affiliates. As discussed above, certain of our affiliates that had loaned money to DBMS LLC to develop the Boardbooks business were repaid with proceeds of the loan from us to DBMS LLC. Those affiliates agreed to use approximately $3,200,000 of the $6,800,000 debt repayment to purchase our shares in the New Zealand offering at the share offer price of NZ$1.00 per share.

Research and Development Expense. We incurred research and development costs of $1,163,821 for services rendered during 2007 by Diligent Board Member Services NZ Limited (formerly known as MSO New Zealand Ltd.), an affiliate through common ownership. As of January 1, 2008, we acquired all of the stock of Diligent Board Member Services NZ Limited for $5,000 and it will be a member of our consolidated group on a going forward basis.

Marketing Expense. We incurred marketing expense of $216,000 for service rendered during 2007 by Yankee Hill Company, LLC, an affiliate through common ownership.

Offices Leases. We sublease our New Jersey office from affiliates by common ownership. The New York City lease required monthly rent of $6,000 and expired in April 2008. The New Jersey lease requires monthly rent of $4,258 and will expire June 2008. Rent expense for 2007 was $121,998.

Although we do not have a separate conflicts policy other than that set forth in our certificate of incorporation, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Item 8. Legal Proceedings

None.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

There is no United States established public trading market for our common stock. On December 12, 2007 we completed a public share offering of 24,000,000 shares of our common stock in conjunction with a listing of our stock on the New Zealand Stock Exchange under the symbol “DIL.”

The following table shows the high and low sales prices for our common stock in New Zealand dollars, which began trading on December 12, 2007.

	Price of Common Stock (NZ$)
Period	High	Low
December 12, 2007 – December 31, 2007	.90	.68
2008 – 1st Quarter	.76	.63

There are no outstanding options or any other securities convertible into our common stock. Further, as of April 15, 2008, there were no shares that could be sold under Securities and Exchange Commission Rule 144 or that we have agreed to register under the Securities Act for sale by our holders. Since the completion of the New Zealand offering, we are not offering, nor have we proposed to publicly offer any of our shares, the offering of which could have a material effect on the market price of our shares.

Holders

As of April 28, 2008, there are approximately 732 holders of record of our common stock.

Dividends

We have not paid any dividends on its common stock within the past two fiscal years or during the current fiscal year, and have no plans to do so in the foreseeable future.

Equity Compensation Plan Information

As of the date of filing of this Form 10, no shares of common stock are issuable by us upon the exercise of options, warrants and rights under any equity compensation plan, except as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	-	-	6,000,000

Item 10. Recent Sales of Unregistered Securities

The following is a summary of transactions by our company within the past three years involving sales of its securities that were not registered under the Securities Act of 1933 (or Securities Act).

On October 1, 2007, we issued 68,484,611 shares of our common stock to DBMS LLC in exchange for a contribution of substantially of its assets related to our Boardbooks business, subject to certain liabilities, as specified in a Contribution Agreement dated October 1, 2007 in a private offering under Section 4(2) of the Securities Act of 1933.

On December 10, 2007, we issued 24,000,000 shares of our common stock pursuant to our initial public floatation on the New Zealand Stock Exchange for NZ$1.00 per share in an offshore transaction that met the requirements of the safe harbor under Rule 903 of Regulation S promulgated under the Securities Act of 1933.

On December 10, 2007, we issued 7,515,389 shares of our common stock to various accredited investors at the same price in a private placement that met the requirements of the safe harbor under Rule 903 of Regulation S promulgated under the Securities Act of 1933 for non-US persons and for accredited investors who were existing debt holders of DBMS LLC.

On December 21, 2007, we issued 4,000,000 shares of our common stock in recognition of services provided to various employees, directors and service providers pursuant to written agreements under our 2007 Stock Option and Incentive Plan in accordance with Rule 701 promulgated under the Securities Act of 1933. Of the 4,000,000 shares, 1,929,000 shares are restricted stock that is subject to a substantial risk of forfeiture that lapses generally in January 2009.

Item 11. Description of Registrant’s Securities to be Registered

The following description of our common and preferred stock and the relevant provisions of our certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to these documents, which are attached as exhibits to this Form 10.

At April 15, 2008, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.001 per share, of which 104,000,000 shares are issued and outstanding and 50,000,000 shares of preferred stock, par value $.001 per share, none of which are issued and outstanding.

Common Stock

Our common stock is listed on the New Zealand stock market. As of April 15, 2008, there were 104,000,000 shares of common stock outstanding. Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Holders of the common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, except that 1,929,000 shares of our common stock issued to employees and key contractors are restricted shares that are subject to forfeiture.

Preferred Stock

We have not issued any shares of preferred stock. Of the 50,000,000 undesignated shares of our preferred stock, our board of directors is authorized, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

•	restricting dividends on common stock;
•	diluting the voting power of common stock;
•	impairing the liquidation rights of the common stock;
•	delaying or preventing a change of control of us without stockholder action; and
•	harming the market price of common stock.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporation’s voting stock.

New Zealand Listing Rules Bylaw Provisions. The New Zealand Takeovers Code does not apply to us per se. However, as a condition of our listing on the New Zealand Stock Exchange, we have adopted certain bylaw provisions implementing the “Notice and Pause” rules under New Zealand that apply for as long as we are listed on the New Zealand Stock Exchange. The Notice and Pause rules set forth in Appendix A of our bylaws generally provide that no “insider” may acquire shares of our common stock by means of a “restricted transfer” unless notice containing the particulars is provided to us and the New Zealand Stock Exchange at least 15 business days before the transfer. Our Board of Directors is then required to take certain steps to ensure that the transfer complies with the New Zealand Stock Exchange Rules. Persons who engage in covered transactions without complying with the Notice and Pause rules are treated as defaulter’s securities that are stripped of their voting rights during the default and may subject to involuntary sale.

For as long as we are listed on the New Zealand Stock Exchange, if any provisions in our bylaws are inconsistent with the New Zealand listing rules provisions, the listing rule provisions will prevail, except where compliance would breach applicable Delaware and United States law or our certificate of incorporation.

Stockholder limitations on filling vacancies. Our certificate of incorporation provides that the board has the exclusive right to fill board vacancies.

Issuance of preferred stock. Our board of directors, without stockholder approval, have authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock, and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

Requirements for advance notification of stockholder nominations and proposals. Our bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

Stockholder meetings. Our bylaws provide that only the Chairman of the Board or a majority of the board members may call a special meeting of the stockholders.

The above provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of us. They may also have the effect of preventing changes in our management.

Transfer Agent And Registrar

As of the date of this registration statement, we have engaged Link Market Services Limited, Level 12, 120 Albert Street, PO Box 91976 Auckland as the transfer agent and registrar for our common stock.

Item 12. Indemnification of Directors and Officers

Limitation of Liability

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of the duty of loyalty to the corporation or its stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification

Our certificate of incorporation provides that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An executive officer or director shall not be entitled to indemnification if:

•	The executive officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

•	The executive officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

Advancement of Expenses

Our certificate of incorporation provides that we shall advance litigation expenses to our directors and executive officers incurred in defending any claims brought against them in such capacity upon receipt of an undertaking from them to repay us if it is ultimately determined that the person is not entitled to indemnification.

These limitation of liability, indemnification and expense advancement provisions may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of defense of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

Item 13. Financial Statements and Supplementary Data.

NOTE: This filing does not include audited financial statements of DBMS LLC, our predecessor, for 2006 and 2007 or for our three months ended December 31, 2007. We intend to file such financial statements as soon they become available, which is anticipated to be late May 2008.

See Index to Financial Statements on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

Exhibit Numbers	Exhibits
3.1	Certificate of Incorporation (1)
3.2	Amended and Restated Bylaws (1)
4.1	Form of common stock certificate (1)
10.1	Contribution Agreement dated October 1, 2007 between Diligent Board Member Services, LLC and Diligent Board Member Services, Inc. (1)
10.2	Shareholder Restriction Deed dated November 1, 2007 among Diligent Board Member Services, Inc., Diligent Board Member Services, LLC and McDouall Stuart Securities Limited (1)

10.3	Escrow Agreement dated November 7, 2007 among UMB Bank, N.A., Diligent Board Member Services, Inc. and Diligent Board Member Services, LLC (1)
10.4	Promissory Note and Security Agreement dated October 1, 2007 in the principal amount of $6,800,000 given by Diligent Board Member Services, LLC to the order of Diligent Board Member Services, Inc. (1)
10.5	Limited Pledge of Collateral for Loan dated February 18, 2008 given by Services Share Holdings, LLC (f/k/a Diligent Board Member Services, LLC) to Diligent Board Member Services, Inc. (1)
10.6	2007 Stock Option and Incentive Plan of Diligent Board Member Services, Inc. (1)
10.7	Form of Restricted Stock Award Agreement for restricted stock awards under the 2007 Stock Option and Incentive Plan (1)
10.8	Lease Agreement, dated January 18, 2008, between Diligent Board Member Services, Inc. and Daval 37 Associates LLC. (to be filed by amendment)
21	Subsidiaries (1)

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2008	DILIGENT BOARD MEMBER SERVICES, INC.

By:/s/ Don Meisner
Don Meisner, Chief Financial Officer, USA

DILIGENT BOARD MEMBER SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

NOTE: This filing does not include audited financial statements of DBMS LLC, our predecessor, for 2006 and 2007, nor does it include our audited financial statements for the three months ended December 31, 2007. We intend to file such financial statements as soon they become available, which is anticipated to be late May 2008.